



05039747

SECURI ... ISSION

Wasnington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 1 2005
WASH. D.C.

SEC FILE NUMBER
8- 53408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAG Trading, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 Telegraph Road, Suite 310
                              (No. and Street)

Bloomfield Hills, MI 48302
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline L. Sloan   (312) 986-1064
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
                      (Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900   Chicago   Illinois   60604
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Craig Bauer_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____JAG Trading, LLC_____ , as of _____December 31_____ , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   ] Same Page
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.   ]
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JAG TRADING, LLC
(A Delaware Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2004

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
    JAG TRADING, LLC
        Bloomfield Hills, Michigan

We have audited the accompanying statement of financial condition of JAG TRADING, LLC, as of December 31, 2004, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JAG TRADING, LLC, as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 14, 2005

JAG TRADING, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash in bank	$	61,250
Receivable from broker/dealer		7,386,312
Securities owned, at market value		
Equities		14,839,821
Options		458,540
Equipment and furniture, net		7,601
Interest and dividends receivable		37,655
Other assets		10,000
TOTAL ASSETS	$	22,801,179

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Securities sold, not yet purchased, at market value		
Equities	$	16,592,765
Options		427,742
Interest and dividends payable		38,057
Total Liabilities		17,058,564
Members' Equity		5,742,615
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	22,801,179

See accompanying notes.

2

JAG TRADING, LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUE

Firm trading	$	4,273,133
Interest		146,659
Dividends		179,410
Total Revenue		4,599,202

EXPENSES

Commissions and floor brokerage	461,873
Regulatory fees	96,862
Interest	175,457
Dividends	289,352
Market information	74,679
Membership rental	40,905
Depreciation	5,052
Occupancy	70,487
Consulting	113,885
Professional fees	16,597
Other	56,240
Total Expenses	1,401,389

NET INCOME	$	3,197,813

See accompanying notes.

JAG TRADING, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

Balance at December 31, 2003	$ 3,411,486
Member contributions	2,976,000
Member withdrawals	(3,842,684)
Net income	3,197,813
Balance at December 31, 2004	$ 5,742,615

See accompanying notes.

4

JAG TRADING, LLC
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES		
Net income	$	3,197,813
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		5,052
(Increase)/decrease in operating assets:		
Receivable from broker/dealer	(	603,037)
Securities owned	(	7,828,225)
Interest and dividends receivable/payable	(	1,818)
Increase/(decrease) in operating liabilities:		
Securities sold, not yet purchased		5,782,825
NET CASH PROVIDED BY OPERATING ACTIVITIES		552,610
FINANCING ACTIVITIES		
Member contributions		2,976,000
Member withdrawals	(	3,842,684)
NET CASH USED IN FINANCING ACTIVITIES	(	866,684)
NET DECREASE IN CASH	(	314,074)
CASH AT DECEMBER 31, 2003		375,324
CASH AT DECEMBER 31, 2004	$	61,250

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $450,685.
Cash payments for income taxes during the year totaled $0.

See accompanying notes.

5

JAG TRADING, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

(1) *NATURE OF BUSINESS*

JAG TRADING, LLC (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates
Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are valued at market value based on listed market prices. Unrealized gains and losses are reflected in Firm trading in the Statement of Income. Securities sold, not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligation under the sales commitments. Securities transactions are recorded on the trade date.

Fixed Assets
Equipment and furniture is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2004, accumulated depreciation was $8,215.

Fair Value of Derivative Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

(4) *DERIVATIVE FINANCIAL INSTRUMENTS*

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties to specific positions.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair- valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2004, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2004, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(5) CONCENTRATION OF CREDIT RISK

At December 31, 2004, credit concentrations with the Company's clearing broker consisted of approximately $5.7 million representing the market values of the Company's trading accounts. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,436,701 which exceeded requirements by $1,336,701 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(7) SUBSEQUENT EVENTS

During the period from January 1, 2005, to February 14, 2005, members made contributions of $5,000 and withdrawals of $150,829.

SUPPLEMENTARY INFORMATION

JAG TRADING, LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

NET CAPITAL

Members' equity $\qquad$ $ 5,742,615

Non-allowable assets

Equipment and furniture, net	$ (7,601)	
Other assets	(10,000)	(17,601)

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES $\qquad$ 5,725,014

Haircuts on securities	$ (3,710,455)	
Undue concentration charges	(577,858)	
Total Haircuts		(4,288,313)

NET CAPITAL $\qquad$ $ 1,436,701

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000) $\qquad$ $ 100,000

EXCESS NET CAPITAL $\qquad$ $ 1,336,701

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness-specified liabilities $\qquad$ $ -

TOTAL AGGREGATE INDEBTEDNESS $\qquad$ $ -

Ratio of aggregate indebtedness to net capital $\qquad$ <1:1

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

JAG TRADING, LLC
(A Delaware Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
    JAG TRADING, LLC
        Bloomfield Hills, Michigan

In planning and performing our audit of the financial statements of JAG TRADING, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that the Company, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2004, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the SEC and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 14, 2005